Exhibit 99.3

10 November 2025 | 3Q25 Results Presentation Digital Growth Fuels Revenue & EBITDA Momentum Kyivstar Group Ltd. Telecom Strong Surging Digital

2 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited . As such, you should not place undue reliance on this information . Also, certain amounts and percentages have been subject to rounding adjustments . This presentation includes certain financial and operating measures, including Adjusted EBITDA, CAPEX excl . licenses and ROU and Uklon Adjusted EBITDA, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS . These non - GAAP/non - IFRS measures, and other measures that are calculated using these non - GAAP/non - IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS . The Company believes these non - GAAP/non - IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Company’s performance and comparing it with peers that report similar metrics . These non - GAAP/non - IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability . Our operations in Ukraine continue to be affected by the war . We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services . We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly . This document contains “forward - looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “outlook,” “guidance,” “continue,” and other similar words . Forward - looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions ; Kyivstar Group’s intended expansion of its digital experience, including through technologies such as artificial intelligence ; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition . While the forward - looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s final prospectus filed with the SEC on July 22 , 2025 , as such document may be amended or supplemented from time to time ] and other public filings made by Kyivstar Group with the SEC . You are cautioned not to place undue reliance on these forward - looking statements . The forward - looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law .

3Q25 – KEY MESSAGES

KYIVSTAR

Delivered Strong Growth	**+20.9%** UAH rev. growth **+19.8%** USD rev. growth	Sustained momentum across telecom and digital Scaled digital verticals rapidly, fuelling revenue diversification Delivered robust margins & cash flows powering reinvestment and performance
Scaled Digital Services	**+526%** USD digital rev. growth **11.9%** Of total revenues	Delivered sharp direct digital revenues growth[1] Powered strong traction across all digital verticals Advanced digital ecosystem development, grew digital MAUs[2] 49.4% YoY
Powered Customer Engagement	**+24.8%** Multiplay user growth	Expanded engagement with our loyal subscriber base with digital offerings Harnessed cross-selling opportunities to enhance multiplay penetration Grew multiplay users, now 31.7% of the total user base
Advanced Strategic Priorities	**Technological Innovation**	Marked a historic milestone with Ukraine's first Nasdaq listing Launching nationwide Starlink D2C coverage following regulatory approvals Advancing Ukraine's first national large language model ("LLM")

1. Uklon consolidated effective April 2025 following acquisition; 2. Monthly active users

3

Revenue $297 mn +20.9% in UAH +19.8% in USD Telecom revenue $ 262 mn +9.0% in UAH +8.0% in USD Direct digital revenue $ 35 mn +531% in UAH +526% in USD EBITDA $171 mn +21.5% in UAH +20.4% in USD 3Q25 – KEY FINANCIAL METRICS Adjusted net profit 1 $73 mn (10.1%) in UAH (11.0%) in USD 9M25 2 EPS $0.16 9M25 Adjusted EPS 1,2 : $0.93 Capex $89 mn 3Q capex intensity 30% LTM capex intensity 29% Cash position $472 mn LTM equity FCF 3 $373 mn 4 1. Excludes the impact of a non - cash charge of $162mn recognized in 3Q results related to the Kyivstar listing. 3Q25 loss for the period was USD 89 mn . 2. Weighted average common shares outstanding for earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24); 3. Equity FCF before accounting for lease and license payments. Notice: See Appendix for additional information on non - IFRS measures and for reconciliations of each to its most directly compar able IFRS measure.

MOBILE BUSINESS

KYIVSTAR

Subscribers
(mn)


23.3
23.0
22.7
22.4
22.5
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25
YoY	(3.3%)	(3.8%)	(4.9%)	(4.5%)	(3.6%)

Churn rate
(annualized, %)


16.2
17.6
15.7
15.1
9.9
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25
YoY, pp	+3.4	+3.2	+4.3	(4.6)	(6.3)

ARPU
(UAH & USD)


LCY
134
136
141
146
153
USD
3.3
3.3
3.4
3.5
3.7
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25
YoY	+20.2%	+34.5%	+53.9%	+20.6%	+14.0%
	+6.9%	+18.5%	+40.9%	+15.8%	+13.0%

4G penetration
(%)


62.6
62.8
63.1
64.5
66.5
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25
YoY, pp	+3.8	+0.7	+0.4	+2.1	+3.9

5

FIXED LINE & MULTIPLAY

Fixed-line subscribers,
(and % of TV in fixed, mn)



40.3%
43.9%
43.6%
43.5%
44.7%
1.1
1.1
1.1
1.1
1.2
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

Multiplay users
(mn)



5.3
6.1
6.1
6.5
6.6
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

Multiplay as % of total base



24.8
29.1
29.5
31.7
31.7
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25

	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25
YoY (Fixed-line subscribers)	(1.8%)	(2.2%)	+0.4%	+0.03%	+2.9%
YoY (Multiplay users)	+46.7%	+50.2%	+40.7%	+23.7%	+24.8%
YoY, pp (Multiplay as % of total base)	+8.7	+10.6	+9.1	+7.2	+6.9

Growing TV adoption within broadband base

Multiplay customers generate higher ARPUs, come with lower churn

Multiplay is a key feature of our Digital Operator and growth strategy

6

ROBUST GROWTH IN DIRECT DIGITAL REVENUES 7 903 1,027 123 149 172 197 222 59 80 89 91 140 50 57 68 73 75 2.3% 2.8% 3.1% 10.8% 11.9% 3Q24 4Q24 1Q25 2Q25 3Q25 Uklon Digital Enterprise Kyivstar TV Helsi % of total revenues 1,263 1,464 232 286 329 Direct digital revenues UAH, mn 3.6 2. 1 2. 5 5.2 MAUs 1 (mn) 13.5 +49.4% YoY Uklon Kyivstar TV Helsi MyKyivstar 1. Monthly active users

8 UKLON – RIDE - HAILING & DELIVERY Leading ride - hailing platform in Ukraine Scaling operations and footprint in Uzbekistan 1,027 mn UAH 24.7 mn USD Total revenue 378 mn UAH 9.1 mn USD EBITDA 3 3Q25 3.6 mn MAU 1 42.2 mn Rides booked 2 +17.2% YoY 1.2 mn Deliveries completed 2 +33.3% YoY N/A 1. Refers to users active during Sep 2025; 2. For 3Q25. 3. Uklon EBITDA is a non - IFRS measure. See Appendix for additional infor mation and for reconciliation to its most directly comparable IFRS measure.

9 DIGITAL ENTERPRISE Empowering businesses through seamless digital connectivity 1,400+ 600 Cloud services provided to B2B clients Subscriptions to RTK 2,500+ Adwisor (AdTech platform) registered clients Cloud & industry solutions Big data & AdTech M2M & IoT 222 mn UAH 5.4 mn USD Total revenue 800+ Kyivstar Tech Software developers, data scientists

10 KYIVSTAR TV – ENTERTAINMENT Largest media streaming service in Ukraine 2.1 mn MAU 1 670 mn Number of sessions 2 +30.7% YoY 244 mn Usage time per user, per active day 2, 3 +21.1% YoY +31.7% YoY 3.4 mn USD 140 mn UAH Total revenue 2 +136% YoY +137% YoY 1. Refers to users active during Sep 2025; 2. For 3Q25; 3. OTT users only.

11 HELSI – HEALTHCARE The largest digital healthcare platform in Ukraine 38,000+ Active doctors and specialists 2 2.2 mn Appointments made by patients 2 1,600+ Active healthcare institutions 2 (1.1%) YoY +0.5% YoY +0.9% YoY 28+ mn Registered users 2 +8% YoY 2.5 mn MAU 1 +5.6% YoY 1.8 mn USD 75 mn UAH Total revenue 2 +50.9% YoY +50.0% YoY 1. Refers to users active during Sep 2025; 2. For 3Q25.

5.8 5.8 5.8 6.9 7.1 3Q24 4Q24 1Q25 2Q25 3Q25 12 REVENUE AND EBITDA GROWTH Revenue (UAH, bn) 10.2 10.3 10.6 11.8 12.3 3Q24 4Q24 1Q25 2Q25 3Q25 +20.9% CAPEX 3Q25: UAH 3.7 bn / USD 89 mn (capex intensity: 30.0%) LTM: UAH 13.1 bn / USD 316 mn (capex intensity: 29.1%) 297 USD mn EBITDA (UAH, bn) Equity FCF 1 3Q25: UAH 7.2 bn / USD 174 mn LTM: UAH 15.5 bn / USD 373 mn 284 255 250 248 +21.5% 171 165 140 141 142 1 Equity FCF before accounting for lease and license payments. Notice: See Appendix for additional information on non - IFRS measures and for reconciliations of each to its most directly compar able IFRS measure.

13 BALANCE SHEET Bonds and loans reflect debt to VEON and Ukraine Tower Company LLC (“UTC”) Lease liabilities fully recognized under IFRS 16 USD UAH mn Jun 30, 2025 Sep 30, 2025 Jun 30, 2025 Sep 30, 2025 458 472 19,072 19,502 Cash and cash equivalents and deposits 385 453 16,032 18,717 Gross debt, of which 46 100 1,915 4,132 Bonds and loans – principal 339 353 14,116 14,585 Lease liabilities – principal 73 19 3,040 785 Net cash 412 372 17,156 15,370 Net cash excluding leases Strong cash position

Sustain mobile market leadership GROWTH STRATEGY AND PRIORITIES Telecom Business Leverage our loyal customer base to develop and launch new and existing digital products Digital Maintain paying subscriber base and grow share of multiplay users Grow digital offerings organically and through adjacent acquisitions by focusing on increasing multiplay penetration Technology (e.g., Direct to Cell) and value - driven, consistent ARPU growth Target significant organic growth in digital revenues, complemented by acquisitions Fixed broadband market share growth via organic expansion and acquisitions Serve as a key player in restoring and developing Ukraine’s digital ecosystem 14

2025 outlook 9M25 3Q25 Total revenue growth YoY, UAH Total revenue growth YoY, USD 1 EBITDA growth YoY, UAH EBITDA growth YoY, USD 1 Capex intensity OUTLOOK 26 .7% 30.8% 33. 5% 24% - 27% 23% - 26% 30% - 33% 20% - 23% 19% - 22% 14 1. Assumes no significant fluctuation in exchange rates from current levels. Notice: See Appendix for additional information on non - IFRS measures and for reconciliations of each to its most directly compar able IFRS measure. 30.0% 20.9% 21.5%

16 IN SUMMARY Distinctive Investment Opportunity The only pure play Ukrainian investment opportunity to be publicly listed in the US World Class Team Proven leaders with a track record of resilience through war and robust governance Strong B alance S heet S ignificant financial and strategic flexibility National Champion Leading digital operator, one of the most recognizable national brands Sustained Growth Driven by Multiple Engines Robust margins & cash flows powering reinvestment and performance

Kyivstar valuation VALUATION AND OWNERSHIP No te s : 1. As of November 7, 2025 2. Excludes shares underlying 7.7 mn warrants with USD 11.50 exercise price and shares available for issuance under an equity incentive plan Cohen Circle 3 Public shareholders USD 2,807 mn Market capitalization 1 (USD 372 mn) Net debt / (cash), excluding lease liabilities (Sep 30, 2025) USD 2,435 m m Enterprise value (post - IFRS) 2,3 3.9x EV / 3Q25 LTM EBITDA 4 Key equity metrics Shares , m n Shareholders 2 206.9 VEON 17.9 Public shareholders 6.0 Cohen Circle 3 230. 9 Total Stock price 1 12.16 30 - day average daily trading volume 2 7.3 mn USD 3. Comprised of Cohen Circle sponsor and sponsor member shares. Includes 0.7 mn shares that vest if stock price exceeds USD 15 within two years of closing and 0.7 mn shares that vest if the stock price exceeds USD 20 within five years of closing. 4. Multiple based on 3Q25 LTM adjusted EBITDA of USD 618 mn 17 USD Ownership structure 2 89.6% 7.8% 2.6% VEON Notice: See Appendix for additional information on non - IFRS measures and for reconciliations of each to its most directly compar able IFRS measure.

18 Appendix

RECONCILIATION OF FINANCIAL METRICS (1/3) 19 9M24 9M25 3Q24 3Q25 EBITDA to profit (loss) reconciliation (USD mn) 374 477 142 171 EBITDA (34) (46) (12) (17) Amortization (89) (102) (30) (37) Depreciation 251 329 100 117 EBIT (2) (6) - (3) Impairment reversal (1) (1) (1) - Gain / (loss) on disposal of non - current assets 248 322 99 114 Operating profit 24 (20) 14 (1) Net foreign exchange gain - (8) (1) (6) Other non operating gain / (loss), net 26 13 10 2 Finance income (62) (57) (20) (18) Finance costs - (162) - (162) Listing expense 236 87 102 (71) (Loss) / Profit before tax (46) (53) (20) (18) Income taxes 190 34 82 (89) (Loss) / Profit for the period

RECONCILIATION OF FINANCIAL METRICS (2/3) 20 9M24 9M25 3Q24 3Q25 Adjusted profit to (Loss) / Profit for the period reconciliation (USD millions) 190 196 82 73 Adjusted Net profit 0 (162) 0 (162) Listing expense 190 34 82 (89) (Loss) / Profit for the period 0.92 0.93 0.40 0.33 Adjusted Earnings per Share (USD) 1,2 1 . Reflects adjustment for 3 Q 25 which excludes a non - cash charge of $ 162 mn related to the Kyivstar listing . 2 . Weighted average common shares outstanding for Adjusted earnings per share (in millions) : 219 . 3 ( 3 Q 25 ), 206 . 9 ( 3 Q 24 ) and 211 . 1 ( 9 M 25 ), 206 . 9 ( 9 M 24 ) . 3Q24 3Q25 Uklon EBITDA to Profit for the period reconciliation (USD millions) n/a 9.1 EBITDA n/a (2.0) Amortization n/a (0.1) Depreciation n/a 7.0 EBIT n/a 0.5 Net foreign exchange gain n/a 0.2 Finance income n/a - Finance costs n/a 7.7 Profit before tax n/a (1.0) Income taxes n/a 6.7 Profit for the period

RECONCILIATION OF FINANCIAL METRICS (3/3) 21 9M24 9M25 3Q24 3Q25 CAPEX reconciliation (USD millions) 99 174 42 74 Property, plant and equipment 86 130 30 37 Intangible assets 0 (1) 0 (1) Additions in licenses (54) (80) (16) (21) Right - of - use assets 131 223 56 89 CAPEX YoY Change 9M24 9M25 YoY Change 3Q24 3Q25 EFCF reconciliation (USD millions) 103 374 477 29 142 171 EBITDA (3) 34 31 4 5 9 Movements in working capital 2 4 6 3 1 4 Movements in provisions (13) (40) (53) 2 (21) (19) Net tax paid (60) (143) (203) (47) (54) (101) Cash capex (excluding license payments) 134 - 134 134 - 134 Proceeds from Share Issuance 163 229 392 125 73 198 Unlevered Free Cash Flow (9) (46) (55) (16) (8) (24) Net interest 154 183 337 109 65 174 Equity Free Cash Flow (6) (21) (27) (2) (7) (9) Lease liabilities payments - principal - - - - - - Licenses payments 148 162 310 107 58 165 Equity Free Cash Flow (after leases and licenses)

DEFINITIONS 4G users are mobile customers who have engaged in revenue - generating activity during the three months prior to the measurement date as a result of activities over fourth - generation (4G or LTE – long term evolution) network technologies. Adjusted Net Profit is profit / (loss) for the period, excluding the impact of the one - time charge of $162 mn recognized in 3Q25 related to the Kyivstar listing. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile and digital service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non - service revenue, but excluding revenue from fixed IPTV) by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long - lived assets and related reasonable costs incurred prior to the intended use of the non - current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last - twelve - month (LTM) capex divided by LTM total revenue. Direct digital revenues include revenues from Kyivstar Group Ltd.’s proprietary digital platforms and services. Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non - IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non - IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non - current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. Equity free cash flow is a non - IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflow from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long - term notional debt and short - term notional debt, including capitalized leases. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed - mobile convergence (“FMC”). Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25). Net debt / (cash) is a non - IFRS financial measure and is calculated as the sum of interest - bearing long - term debt, including capitalized leases (unless specifically excluded) and short - term notional debt minus cash and cash equivalents and deposits, long - term and short - term deposits. We believe that net debt / (cash) provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long - term and short - term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long - term debt and short - term debt, or any other measure of our financial position. Revenues from telecommunications services (“Telecom revenues”) are revenues generated by Kyivstar Group Ltd from providing telecommunication services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application. 22

23 3Q25 Results Presentation ir@kyivstargroup.com